NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock ('the Common Stock') of Gatehouse Media, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on November 17, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standards regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. The total average market capitalization was approximately $24.4 million on October 15, 2008. The Company had previously fallen below the NYSE's continued listing standards for average global market capitalization over a consecutive 30 trading day period of not less than $75 million and $1.00 average closing price over a consecutive 30 trading day period and had submitted business plan materials for our review. NYSE Regulation also determined that the 'abnormally low' price of the stock makes it appropriate to suspend the Company's common stock at this time rather than provide the Company an opportunity to cure its non-compliance with the NYSE's quantitative requirements. GHS closed at $.18 on October 15, 2008 with a resultant market capitalization of approximately $10.4 million. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000 regardless of the original standard under which the issued listed. 2. The Exchange, on October 20, 2008, determined that the Common Stock should be suspended from trading before the opening of the trading session on October 24, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on October 20, 2008 and by letter on October 22, 2008. 3. Pursuant to the above authorization, a press release was issued on October 20, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on October 20, 2008 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on October 24, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.